SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Announces EBITDA of Ps. 827 Million
in 1Q04, Up 10% YoY, and Record for a 1Q

-- Revenues of Ps. 5.4 Billion for 1Q04, up 14% YoY

-- Net Profit of Ps. 411 Million for the Quarter,
From a Net Loss Reported in 1Q03 --

-- Banco Azteca´s Customer Deposits Increased 29% QoQ to Ps. 10.7 Billion
and the Credit Portfolio Grew 10% QoQ to Ps. 5.9 Billion --

-- Redemption of the Company’s US$275 Million Senior Notes,
Four Years in Advance --

Highlights:

  Grupo Elektra’s 1Q04 EBITDA reached Ps. 826.5 million, a 10% YoY increase from Ps. 754.8 million in 1Q03, and record for a 1Q. Gross Profit for the quarter grew 16% YoY from Ps. 2.0 billion in 1Q03 to Ps. 2.3 billion.

  Revenues increased 14% YoY from Ps. 4.7 billion in 1Q03 to Ps. 5.4 billion in 1Q04. This good performance was a result of the positive sales growth trend at its three store formats, Elektra, Salinas y Rocha and Bodega de Remates; and from the continued success of Banco Azteca´s operations.

  Net profit reached Ps. 411.3 million, compared to the Ps. 67.8 million net loss reported on 1Q03. This outcome was partially influenced by the positive result of its investment in CASA and the decrease in the comprehensive cost of financing.

  1Q04 merchandise sales rose 10% YoY to Ps. 3.8 billion from Ps. 3.4 billion in 1Q03. This result reflects the positive impact of the on-going marketing strategies, improved logistics for the supply of merchandise, and the availability of consumer credit at its stores.

  Banco Azteca´s gross credit portfolio grew 10% QoQ to Ps. 5.9 billion from Ps. 5.4 billion in 4Q03. The portfolio continues to be fully funded by customer deposits of Ps. 10.7 billion as of 1Q04, which increased 29% QoQ from Ps. 8.3 billion in 4Q03.

  On April 21, Grupo Elektra redeemed, four years in advance, all of its outstanding 12% US$ 275 million Senior Notes due on 2008. The funds for this transaction were obtained from our successful Certificados Bursátiles placements during March 2004 and its cash position.

  The early redemption of its Senior Notes completely eliminated US dollars-denominated liabilities, foreign exchange risk and interest expenses in US dollars, resulting in estimated savings of US$ 40 million over the next four years.

Financial Highlights:

Ps. Million			Change
	1Q03	1Q04	$	%
Consolidated Revenues	4,743	5,404	660	13.9%
Gross Profit	2,004	2,319	315	15.7%
EBITDA	755	827	72	9.5%
Net Income	(68)	411	479	n.m.
EPS (pesos per share)	(0.29)	1.72	2.01	n.m.
EPS (US$ per ADR) *	(0.10)	0.62	0.72	n.m.

Mexico City, April 28, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the first quarter of 2004.

Javier Sarro, CEO of Grupo Elektra commented: “This quarter, we are pleased to announce that the Company took one of the most important steps in Grupo Elektra’s history. On one hand, we redeemed, four years in advance, our 12% US$275 million Senior Notes. On the other hand, we made history by issuing the first securitization in Mexico based on commissions from Dinero Express, our successful intra-Mexico electronic money transfer business. Through these transactions, the Company eliminated all its liabilities with cost denominated in US dollars."

“Results in our core operations showed an excellent quarter. In the remainder of the year, we will continue with our efforts to increase sales through our competitive pricing strategy and promotions, as well as our expansion program planned for 2004, through which we expect to increase our presence in Mexico,” added Mr. Sarro.

Carlos Septién, CEO of Banco Azteca said: “Banco Azteca continues serving our people and Mexico with a simple strategy: offering high quality financial products and services to a market previously not served. This can be evidenced by the outstanding growth trend experienced by our deposits. Our plan for the year will continue focusing on the implementation of new products, on our own expansion and on the development of our unparalleled credit experience among other retailers”.

“On April 21, 2004, we successfully redeemed our 12% US$275 million Senior Notes, and Grupo Elektra broke the mismatch of paying interests in US$ dollars and earning revenues in Pesos,” said Rodrigo Pliego, Chief Financial Officer of Grupo Elektra. “At the end of 2003, the Company had liabilities with a face value of approximately the equivalent of US$ 330 million; however, after the financial transactions and with the help of our cash position, our liabilities with cost as of April 21, represented the equivalent of US$272 million, an important decrease in only three months. As a result, all of our liabilities with cost are currently denominated in Mexican Pesos.”

Redemption of Senior Notes:

On April 21, 2004, Grupo Elektra deposited US$293.3 million in The Bank of New York to fully amortize, four years in advance, the Company’s 12% US$275 million Senior Notes due in 2008. Since that date, Grupo Elektra eliminated its liabilities denominated in US dollars and will only carry peso-denominated debt on its balance sheet. The redemption of the Senior Notes was a major milestone, reached through the financial strategy that Grupo Elektra implemented since last year. The objectives of the financial strategy aimed to improve the terms of its expensive debt and to refinance its debt issued in US dollars with debt in local currency. The full payment covered the call price on the principal, plus the accrued interest since the last coupon payment, to its redemption date.

Key factors that allowed Grupo Elektra to refinance its liabilities were its two successful placements of unsecured long-term and short-term Certificados Bursátiles for Ps. 2,600 million (equivalent to US$218 million) and Ps. 400 million (equivalent to US$36 million), respectively. Through the redemption of the 12% US$275 million Senior Notes, the Company estimates savings for the next four years of approximately US$40 million, completely eliminating foreign exchange risk and interest expenses in US dollars, which will ultimately be reflected on the net income line.

After a thorough review process and analysis with our external auditors and in response to the feedback received from market participants, since the fourth quarter of 2003, we are presenting the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Generalmente Aceptados) regarding the comparability and consolidation of figures in financial statements.

1Q04 Financial Highlights:

Consolidated Revenues

Total consolidated revenues increased 13.9% YoY from Ps. 4.7 billion in 1Q03 to Ps. 5.4 billion in 1Q04, the highest level ever reached in a first quarter. This outstanding result is explained by the strong performance in merchandise sales (10.1% YoY growth), and an increase of four times YoY in revenues from Banco Azteca. Growth in merchandise sales was a consequence of the positive performance across all our store formats, as revenue from Elektra, Salinas y Rocha, and Bodega de Remates increased YoY by 10.7%, 1.2% and 8.9%, respectively. Additionally, we continue registering solid results due to our pricing strategies “Nobody Undersells Elektra” (Nadie Vende Más Barato que Elektra), “Ps. 100 or Less Weekly” (Ps. 100 Semanales o Menos), and a seasonal campaign. The increase in merchandise revenues is also attributable to the improvement in product supply, as we built four new distributions centers in 2003, our compensation plan for employees and better-trained personnel at our stores. Likewise, the increase in Banco Azteca´s income is largely due to its promotional campaigns, better customer service, and more professionally trained personnel, altogether making consumer credit more efficient.

Consolidated Revenues

Ps. Million			Change
	1Q03	1Q04	$	%
Total Revenues	4,743	5,404	660	13.9%
Merchandise	3,454	3,804	350	10.1%
Banco Azteca	333	1,289	956	n.m.
Other	956	310	(646)	-67.6%

Gross Profit

Total Gross profit experienced a strong 15.7% YoY increase, from Ps. 2.0 billion to Ps. 2.3 billion in 1Q04, as gross margin increased 70 basis points YoY from 42.2% to 42.9% in 1Q04. Gross margin from our merchandise sales increased 170 basis points YoY from 26.9% to 28.6% in 1Q04. This positive trend reflects the larger volumes in sales and further operational efficiency improvements that offset previous declines resulting from our competitive pricing strategy: to offer the most competitive prices in every specific area where our stores are located.

Gross Profit

Ps. Million			Change
	1Q03	1Q04	$	%
Total Gross Profit	2,004	2,319	315	15.7%
Merchandise	928	1,088	160	17.3%
Banco Azteca	192	949	757	n.m.
Other	884	282	(602)	-68.1%

EBITDA and Operating Profit

Consolidated EBITDA reached a record amount for a first quarter, Ps. 826.5 million or a 9.5% YoY increase from Ps. 754.8 million in 1Q03. The growth in revenues, coupled with a higher consolidated gross margin, partially offset the 18.8% YoY increase in operating expenses. The increase in administrative and selling expenses is largely due to new employees hired and trained for Banco Azteca, Afore Azteca and Seguros Azteca, including collection personnel, credit executives, cashiers, new employees that have a direct interaction with clients and who are also used for our door-to-door selling and credit line pre-approval efforts, and lastly, new hirings and expenses at our four new distributions centers.

Operating profit increased by 28.5% YoY as depreciation and amortization expenses decreased 17.6% YoY. This decrease is largely due to the start-up expenses related to Banco Azteca, which were amortized during 2003, thus making the consolidated base higher when compared to the figure reported in 1Q04.

EBITDA & Operating Profit

Ps. Million			Change
	1Q03	1Q04	$	%
EBITDA	755	827	72	9.5%
Operating Profit	452	581	130	28.5%

Comprehensive Cost of Financing

Comprehensive cost of financing for 1Q04 was Ps. 85.9 million, 77.3% lower compared to the Ps. 378.0 million in 1Q03. The difference in the cost of financing is explained by:

At the retail level:

  A Ps. 104.6 million decrease in net interest expenses, largely due to the reduction in liabilities with cost, in line with our financial strategy.
  A change in FX gains of Ps. 198.7 million from 1Q03 to 1Q04.
  A change in monetary gains of Ps. 11.3 million from 1Q03 to 1Q04.

Net Profit

The above mentioned decrease in the comprehensive cost of financing, coupled with our solid operating performance and the positive result of our investment in CASA (Ps. 302.0 million), led to a net profit of Ps. 411.3 million, well above the net loss reported in 1Q03 of Ps. 67.8 million.

Net Profit

Ps. Million			Change
	1Q03	1Q04	$	%
Total Net Profit	(68)	411	479	n.m.
EPS ( Peso Per Share )1	(0.29)	1.72	2.01	n.m.
EPS (US$ Per ADR)1*	(0.10)	0.62	0.72	n.m.
1 Calculation based on 237,600,000 Elektra* (59,400,000 ADR equivalent)
weighted average at March 31, 2003 and 238,774,000 Elektra*
(59,694,000 ADR equivalent) weighted average outstanding at March 31, 2004					*Ps. 11.17 per US$

Retail Division

During 1Q04, we continued benefiting from our enhanced merchandising strategies “Nobody Undersells Elektra”, “Ps. 100 or Less Weekly”, a new seasonal strategy and our improved merchandise supply logistics at all our stores based on our 10 distribution centers in Mexico and three in Latin America. Sales volumes were positively impacted as evidenced by the YoY revenue increases in all our store formats (10.7%, 1.2% and 8.9% for Elektra, Bodega de Remates and Salinas y Rocha, respectively)

We also benefited from a significant improvement in our Latin American operations (Guatemala, Honduras and Peru) where we also implemented our successful merchandising strategies, our compensation based on contribution policies for paying our employees at the stores, and our strict cost controls. As a consequence of these factors, during 1Q04, revenues and gross profits in this geographical division registered YoY increases of 37.6% and 76.3%, respectively.

Some of the main highlights in the Retail Division include:

Dinero Express. Continuing with the success of this important business line, during 1Q04, revenues from our intra-Mexico electronic money transfer service increased 31.7% to Ps. 81.7 million from Ps. 62.1 million in 1Q03. Revenue was boosted by a 37.0% growth in the number of transfers from 585,000 in 1Q03 to 804,000 in 1Q04. This represents a 32.4% increase in the amount transferred, from Ps. 877.0 million in 1Q03 to Ps. 1,161 million in 1Q04, and a 33.9% expansion in the number of transactions.

Western Union. We continue to experience a positive momentum in our electronic money transfer business from the United States to Mexico thanks to our successful advertising and promotional campaigns. This was reflected in the 12.1% YoY increase in revenues to Ps. 102.4 million from Ps. 91.4 million in 1Q03. During the quarter, we transferred the equivalent of Ps. 3.1 billion through 1.2 million transactions, representing YoY increases of 36.2% and 30.0%, respectively.

Ps. Million			Change
Western Union	1Q03	1Q04	$	%
Revenues	91.4	102.4	11.0	12.0%
Gross Profit	89.6	100.6	11.0	12.3%

Telephones (Wireless Products and Services). We continue to see growth potential in this business line, especially among our target market. However, we feel that we have not been able to fully exploit this line, mainly as a result of our previous product selection and inside-store strategies. Nevertheless, revenue continued to grow during the quarter, benefiting from a broader selection of wireless products and services, as since 3Q03 we introduced Iusacell wireless products and services through our stores making us the largest distributor in Mexico, and the only one to offer the four main brands of wireless products and services in Mexico. As a consequence, revenues increased 22.8% to Ps. 302.3 million in 1Q04 from Ps. 246.1 million in 1Q03 and the decrease in the gross profit is explained by an adjustment in our pricing strategy following conditions set by our competition.

Ps. Million			Change
Wireless Products	1Q03	1Q04	$	%
Revenues	246.1	302.3	56.2	22.8
Gross Profit	58.0	57.8	(0.2)	-0.3%

Banco Azteca

Banco Azteca continues to be a successful nation-wide bank in benefit of both Grupo Elektra and Mexico. By offering a variety of banking and financial products, over the last year, Banco Azteca has received an outstanding response from a market previously overlooked by other banks.

For 1Q04, Banco Azteca reported net income of Ps. 155.3 million, a significant improvement from the net loss of Ps. 41.7 in 1Q03, and already above the net income registered during the year 2003. This favorable outcome is mostly attributable to the growth in interest income. This outcome comes from the volume and portfolio mix of consumer financing granted at all Grupo Elektra’s stores in Mexico and in other retailers.

Credimax (Consumer Loans) and Credimax Efectivo (Personal Loans) Combined Credit Portfolio.

The two products account for 95.6% of our loan portfolio. Although we started granting commercial loans during the quarter, we will be very cautious always evaluating the risks associated.

During 1Q04, our efforts to continue installing Banco Azteca´s modules at other retailers showed positive results as we increased from 96 desks at the end of 4Q03 to 323 desks at the of 1Q04. This strategy has allowed us to broaden our base of clients.

At the end of 1Q04, we had a combined total of 3.062 million active accounts, representing a 6.4% increase from 2.877 million in 4Q03 and a 31.2% increase over the same period of last year. Consolidated gross consumer loans increased 2.0%, reaching Ps. 6.3 billion from Ps. 6.2 billion at the end of 4Q03. The average term of the combined credit portfolio at the end of the 1Q04, was 52 weeks, representing increases of one and two weeks when compared to 4Q03 and 1Q03, respectively. Personal loans represented 15.3% of the total consumer portfolio at the end of 1Q04, showing an increase of 290 basis points when compared to 12.4% at the end of 4Q03. The collection rate of Banco Azteca remains at the same excellent historic level that defines Grupo Elektra’s standard, 98% approximately.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

In 1Q04, Banco Azteca increased its deposits, as the different options launched during 2003 filled our customers expectations to continue entrusting their money at our bank branches. Net deposits showed an outstanding growth of 28.9% QoQ, from Ps. 8.3 billion at the end of 4Q03 to Ps. 10.7 billion in 1Q04, and seven times the deposits of 1Q03. Over the quarter, the total number of accounts rose by approximately 660,000 to 4.1 million.

As of March 31, 2004, the capitalization index of Banco Azteca was 11.5%, compared to 11.3% as of December 31, 2003, and to 9.6% as of March 31, 2003. Recall that the law in Mexico sets 8% as the minimum capitalization index requirement.

The average funding mix of Banco Azteca had a 3.4% cost at the end of 1Q04, 20 basis points more than the rate reported in 4Q03, although 330 basis points below the cost reported in 1Q03. The increase in the cost of financing from quarter to quarter can be explained by the growth in deposits in Inversion Azteca, above the growth in deposits in Guardadito.

Afore Azteca

Starting on 4Q03, Afore Azteca´s financial results were consolidated with Grupo Elektra’s financial statements, and for a second consecutive time, our pension management company registered a positive net income of Ps. 10.4 million for 1Q04 from a net income of Ps. 3.1 million in the previous quarter. As of March 31, 2004, Siefore Azteca reached Ps. 1.0 billion in net assets under management, a 73.2% increase over the previous quarter. It also yielded a 10.88% return in the 1Q04, 227 basis points above the average rate of the industry of 8.61%. The number of affiliates reached 26,000 and the number of assignees was 478,000, both as of March 31, 2004.

Consolidated Balance Sheet

To continue maintaining clarity in our consolidated balance sheet and to separate between what once was restricted and unrestricted to former bondholders of Grupo Elektra, following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 12.0 billion in 1Q04 from Ps. 4.1 in 1Q03, comprised of Ps. 6.5 billion from the retail division and Ps. 5.6 billion from Banco Azteca. The retail division cash and equivalents registered a growth of almost three times when compared to 1Q03. This result is attributable to the funds obtained from the peso-denominated placements during March 2004, later used to redeem, four years early, our 12% US$275 million Senior Notes on April 21, 2004. Cash and equivalents from Banco Azteca increased over three times by Ps. 3.2 billion over the same period a year ago. On a proforma basis, after April 21, the retail division cash and equivalents after the payment of the Senior Notes decreased to Ps. 2.6 billion which is still 10.8% higher compared to its cash and equivalents registered in 1Q03.

Banco Azteca´s gross credit increased 9.7% QoQ to Ps. 5.9 billion in 1Q04 from Ps. 5.4 billion at the end of 4Q03. The 73.8% YoY decrease in the retail division’s customer accounts receivables from Ps. 1.1 billion to Ps. 296.1 million has been compensated by the expansion of Banco Azteca´s credit portfolio. Please recall that the transfer of our credit operations in Mexico to Banco Azteca explains this trend. Also recall that we continue to maintain our credit operations of Latin America under the retail division.

At the end of 1Q04, total debt with cost in the retail division was Ps. 6.8 billion, 72.1% higher when compared to Ps. 3.9 billion at the end of 4Q03. This growth is only attributable to both issuances of unsecured debt of Certificados Bursátiles placed on March 2004. Those funds were used to redeem, four years in advance, our 12% US$275 million Senior Notes on April 21, 2004, as part of our financial strategy outlined at the beginning of the year. Our strategy focused on refinancing and prepaying expensive, long-term debt for local currency, short-term debt. As a result of these changes, net debt for the retail division at the end of 1Q04 was Ps. 307.1 million. On a proforma basis, after April 21, total debt with cost of the retail division decreased to Ps. 3.0 billion pesos and has decreased 23.7% compared to total debt with cost reported in 1Q03.

Total net deposits for Banco Azteca continued showing an outstanding success by increasing 28.9% QoQ to Ps. 10.7 billion at the end of 1Q04, from Ps. 8.3 billion at the end of 4Q03. Year-over-year, deposits increased over two times from Ps. 4.4 billion in 1Q03.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision
Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal	Samantha Pescador
Director of Finance & IR	Head of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	rvillarreal@elektra.com.mx	spescador@elektra.com.mx

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER
1Q03	1Q04	Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	73%	3,454.1	70%	3,804.4	350.3	10%
Money Transfer Revenue	3%	153.4	3%	184.1	30.7	20%
Banco Azteca Income	7%	333.5	24%	1,289.2	955.7	n.m.
Other Income	17%	802.2	2%	125.8	(676.4)	-84%
Total Revenues	100%	4,743.2	100%	5,403.6	660.4	14%

Cost of Merchandise Sold	53%	2,526.3	50%	2,716.2	190.0	8%
Interest Expense on Funding Money Transfers	0%	1.8	0%	1.8	(0.0)	-3%
Banco Azteca Cost	3%	141.1	6%	340.2	199.1	141%
Other Costs	1%	70.1	0%	26.6	(43.4)	-62%
Total Cost	58%	2,739.2	57%	3,084.8	345.6	13%

Gross Profit	42%	2,004.0	43%	2,318.8	314.8	16%

Selling, General & Administrative Expenses	27%	1,260.5	28%	1,497.4	236.9	19%
Depreciation and Amortization	6%	291.2	4%	240.0	(51.2)	-18%
Operating Expenses	33%	1,551.7	32%	1,737.4	185.7	12%

Operating Income	10%	452.3	11%	581.4	129.1	29%
EBITDA *	16%	754.8	15%	826.5	71.7	10%

Comprehensive Cost of Financing:
Interest income	0%	18.2	1%	27.7	9.6	n.m.
Interest expense	-5%	(245.2)	-3%	(150.2)	95.0	-39%
Foreign exchange (loss) gain	-4%	(178.6)	0%	20.2	198.7	n.m.
Monetary gain	1%	27.7	0%	16.4	(11.3)	-41%
	-8%	(378.0)	-2%	(86.0)	292.0	n.m.

Income before taxes	2%	74.3	9%	495.4	421.1	n.m.

Provision for taxes	-2%	(77.8)	-2%	(84.8)	(7.0)	n.m.

Equity in income of affiliates	-1%	(63.5)	0%	0.3	63.8	n.m.

Discontinued operations	0%	-	0%	-	-	n.a.

Extraordinary item	0%	-	0%	-	-	100%

Minority stockholders	0%	(0.9)	0%	0.4	1.3	-141%

Income of majority stockholders	-1%	(67.8)	8%	411.3	479.1	n.m.

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER
1Q03	1Q04	Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	73%	3,454.1	70%	3,804.4	350.3	10%
Money Transfer Revenue	3%	153.4	3%	184.1	30.7	20%
Banco Azteca Income	7%	333.5	24%	1,289.2	955.7	n.m.
Other Income	17%	802.2	2%	125.8	(676.4)	-84%
Total Revenues	100%	4,743.2	100%	5,403.6	660.4	14%

Cost of Merchandise Sold	53%	2,526.3	50%	2,716.2	190.0	8%
Interest Expense on Funding Money Transfers	0%	1.8	0%	1.8	(0.0)	-3%
Banco Azteca Cost	3%	141.1	6%	340.2	199.1	n.m.
Other Costs	1%	70.1	0%	26.6	(43.4)	-62%
Total Cost	58%	2,739.2	57%	3,084.8	345.6	13%

Gross Profit	42%	2,004.0	43%	2,318.8	314.8	16%

Selling, General & Administrative Expenses	27%	1,260.5	28%	1,497.4	236.9	19%
Depreciation and Amortization	6%	291.2	4%	240.0	(51.2)	-18%
Operating Expenses	33%	1,551.7	32%	1,737.4	185.7	12%

Operating Income	10%	452.3	11%	581.4	129.1	29%
EBITDA *	16%	754.8	15%	826.5	71.7	10%

Comprehensive Cost of Financing:
Interest income	0%	18.2	1%	27.7	9.6	53%
Interest expense	-5%	(245.2)	-3%	(150.2)	95.0	-39%
Foreign exchange (loss) gain	-4%	(178.6)	0%	20.2	198.7	-111%
Monetary gain	1%	27.7	0%	16.4	(11.3)	-41%
Other financial operations	0%	-	0%	-	-	0%
	-8%	(378.0)	-2%	(86.0)	292.0	-77%

Income before taxes	2%	74.3	9%	495.4	421.1	567%

Provision for taxes	-2%	(77.8)	-2%	(84.8)	(7.0)	9%

Equity in income of affiliates	-1%	(63.5)	0%	0.3	63.8	-100%

Discontinued operations	0%	-	0%	-	-	n.a.

Extraordinary item	0%	-	0%	-	-	100%

Minority stockholders	0%	(0.9)	0%	0.4	1.3	-141%

Income of majority stockholders	-1%	(67.8)	8%	411.3	479.1	n.m.

Last Twelve Months EBITDA		3,260.4		3,575.6	315.2	10%

Last Twelve Months Net Income		(270.5)		1,639.4	1,909.9	n.m.

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER
1Q03	1Q04	Change

CONSOLIDATED BALANCE SHEET

Cash	15%	2,640.1	23%	6,471.3	3,831.2	145%

Marketable securities	8%	1,474.2	20%	5,614.0	4,139.8	n.a.
Repurchase Agreements: Debit	0%	-	0%	5.0	5.0	100%
Securities and Derivatives Operations	8%	1,474.2	20%	5,619.0	4,144.8	n.a.

Commercial Loans	0%	-	1%	249.0	249.0	100%
Consumer Loans	15%	2,713.2	19%	5,506.0	2,792.8	n.a.
Mortgage Loans	0%	-	0%	2.0	2.0	100%
Performing Loan Portfolio	15%	2,713.2	20%	5,757.0	3,043.8	n.a.

Consumer Loans	0%	9.9	0%	114.0	104.1	100%
Past-due loans	0%	9.9	0%	114.0	104.1	100%

Gross Loan Portfolio	15%	2,723.0	21%	5,871.0	3,148.0	n.a.

Excess of Allowance for Doubtful Accounts	1%	175.2	2%	472.0	296.8	n.a.

Total Net Customers Banco Azteca	14%	2,547.9	19%	5,399.0	2,851.1	n.a.

Customers Grupo Elektra	6%	1,129.8	1%	296.1	(833.7)	-74%

Other Current Assets	2%	438.8	3%	976.2	537.4	122%

Inventory	15%	2,702.6	10%	2,781.8	79.2	3%

Current assets	62%	10,933.3	76%	21,543.4	10,610.1	97%

Investment in Shares	6%	1,079.0	4%	1,025.4	(53.6)	-5%
Goodwill	8%	1,384.9	5%	1,358.1	(26.8)	-2%
Fixed Assets Grupo Elektra	18%	3,219.0	13%	3,609.1	390.1	12%
Fixed Assets Banco Azteca	2%	350.9	2%	450.0	99.1	100%
Other assets	4%	628.0	2%	536.1	(92.0)	-15%

TOTAL ASSETS	100%	17,595.1	100%	28,522.0	10,927.0	62%

Demand Deposits	9%	1,504.5	38%	10,710.4	9,205.9	n.m.
Time deposits	16%	2,878.8	0%	-	(2,878.8)	-100%
Deposit savings and money market	25%	4,383.3	38%	10,710.4	6,327.1	n.m.

Short-Term Bank Debt Grupo Elektra	4%	747.8	14%	4,083.6	3,335.8	446%
Short-Term Bank Debt Banco Azteca	0%	-	0%	-	-	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	81.0	0%	73.7	(7.3)	-9%
Short-term Liabilities with Financial Cost	5%	828.8	15%	4,157.3	3,328.5	402%

Suppliers	13%	2,224.6	10%	2,810.8	586.2	26%
Other Short-Term Liabilities	2%	334.5	1%	332.0	(2.5)	-1%
Short-Term Liabilities without Financial Cost	15%	2,559.1	11%	3,142.8	583.7	23%

Short-Term Liabilities	44%	7,771.2	63%	18,010.6	10,239.4	n.m.

Repurchase Agreements: Credit	0%	0.1	0%	4.0	3.9	100%
Unassigned Securities for Liquidation	0%	-	0%	-	-	100%
Securities to Deliver in Borrowing Operations	0%	-	0%	-	-	n.a.
Securities and Derivatives Operations	0%	0.1	0%	4.0	3.9	n.m.

Long-Term Bank Debt Grupo Elektra	18%	3,089.9	9%	2,600.1	(489.9)	-16%
Long-Term Bank Debt Banco Azteca	0%		0%	1.0	1.0	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	15.7	0%	10.9	(4.8)	-31%
Long-term Liabilities with Financial Cost	18%	3,105.6	9%	2,611.9	(493.7)	-16%

Long-term Liabilities Without Financial Cost	7%	1,307.6	4%	1,243.8	(63.8)	-5%

TOTAL LIABILITIES	69%	12,184.5	77%	21,870.3	9,685.8	79%

Stockholders' Equity	31%	5,410.6	23%	6,651.8	1,241.2	23%

LIABILITIES + EQUITY	100%	17,595.1	100%	28,522.0	10,927.0	62%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER
1Q03	1Q04	Change

CREDIT PORTFOLIO GRUPO ELEKTRA + BANCO AZTECA

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio	3,000.4	6,352.3	3,351.8	n.m.
- Charge offs ( more than 90 days past due )	(24.3)	(76.1)	(51.8)	213%

NET RETAIL PORTFOLIO	2,976.1	6,276.1	3,300.1	n.m.

+ Gross Wholesale Portfolio
- Excess of Allowance for Doubtful Accounts	(316.2)	(581.1)	(264.9)	84%
+ Overcollateralization	1,017.7	-	(1,017.7)	-100%
NET CREDIT PORTFOLIO IN BALANCE SHEET	3,677.6	5,695.0	2,017.4	55%

Number of Active Credit Accounts (includes securitized)	2,334,402	3,062,504	728,102	31%
Average Balance per Client	2.032	2.057	0.025	1%

Credit Portfolio by Term
13 Weeks	1%	1%
26 Weeks	10%	8%
39 Weeks	10%	23%
53 Weeks	69%	26%
65 Weeks	10%	41%

WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)	50	52	2	5%

MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Beginning balance	242.2	418.5	176.3	73%
Provision for Doubtful Accounts (Cost)	98.3	238.7	140.4	143%
Provision for Doubtful Accounts (Discontinued Operations)	-	-	-	n.a.
Charge offs (more than 90 days past due)	(24.3)	(76.1)	(51.8)	213%
Excess of Allowance for Doubtful Accounts	316.2	581.1	264.9	84%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio	11%	9%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER
1Q03	1Q04	Change

OPERATIONAL AND FINANCIAL RATIOS

SAME-STORE INFORMATION	For the Quarter

Same-Store Contribution Growth:
ELEKTRA	10.7%	6.8%
BODEGA DE REMATES	13.4%	35.4%
LATIN AMERICA	22.4%	35.0%
SALINAS Y ROCHA	-5.5%	5.0%
CONSOLIDATED	9.9%	9.1%

SAME-STORE INFORMATION	Accumulated

Same-Store Contribution Growth:
ELEKTRA	10.7%	6.8%
BODEGA DE REMATES	13.4%	35.4%
LATIN AMERICA	22.4%	35.0%
SALINAS Y ROCHA	-5.5%	5.0%
CONSOLIDATED	9.9%	9.1%

ELEKTRA SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	237,600	238,774
LTM* Earnings per Share	(1.14)	6.87
Earnings per Share	(0.29)	1.72
LTM* Price Earnings Ratio ( P / E )	(0.05)	0.09
LTM* Firm Value / E.B.I.T.D.A. Ratio ( FV / EBITDA)	2.90	6.44
Price Book Value Ratio ( P / BV )	0.97	2.65
Market Value ( Close )	22.06	73.90

(1) Last twelve months Net income
(2) Last twelve months EBITDA

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER
1Q03	1Q04	Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	72%	638	73%	641	3	0%
Elektra Latin America	7%	64	8%	68	4	6%
Bodega de Remates	11%	94	10%	88	(6)	-6%
Salinas y Rocha	11%	94	10%	87	(7)	-7%
TOTAL	100%	890	100%	884	(6)	-1%

Grupo Elektra

Exhibition Surface (m²)
Elektra Mexico	71%	455,560	72%	467,033	11,473	3%
Elektra Latin America	8%	50,776	8%	53,642	2,866	6%
Bodega de Remates	8%	48,458	7%	46,221	(2,237)	-5%
Salinas y Rocha	14%	90,587	13%	85,441	(5,146)	-6%
TOTAL	100%	645,382	100%	652,337	6,956	1%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	97%	821	71%	816	(5)	-1%
Independent Branches	0%	2	1%	12	10	n.a.
Branches in Others	3%	25	28%	323	298	n.a.
TOTAL	100%	848	100%	1,151	303	36%

Employees
Grupo Elektra Employees	81%	15,486	77%	17,806	2,320	15%
Banco Azteca Employees	19%	3,617	23%	5,252	1,635	45%
Afore Azteca Employees	0%	25	0%	31	6	n.m.
Seguros Azteca Employees	0%	-	0%	25	25	n.a.
TOTAL	100%	19,128	100%	23,114	3,986	n.a.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.